UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300096, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other Information

Reference is made to the Form 6-K of MKDWELL Tech Inc. (the “Company”) furnished with the Securities and Exchange Commission on July 17, 2026 for the acquisition of Landvision Inc. (the “Acquisition”). The Company completed the Acquisition on August 7, 2026. Pursuant to the sale and purchase agreement, the Company issued 30,000,000 ordinary shares of the Company, which represent approximately 87.72% of the Company’s enlarged issued ordinary shares. As of the date of this Form 6-K, the Company has 34,198,442 Ordinary Shares, 274,366 Class A preferred shares, and 6,036,875 warrants issued and outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer and Director

Date:	August 19, 2026